UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-41836

Birkenstock Holding plc

(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Explanatory Note

On April 15, 2025, Birkenstock Holding plc (the "Company") issued a press release announcing to report its fiscal second quarter 2025 (ended March 31, 2025) financial results on Thursday, May 15, 2025 before US market open. The Company will host a conference call and live webcast with the investment community at 8:00 a.m. Eastern Time that same day. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

The information in this Report on Form 6-K (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit Number	Description
99.1	Press Release of Birkenstock Holding plc, dated April 15, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: April 15, 2025	By:/s/ Johannes Liefke______________
Name: Johannes Liefke
Title: Director Legal Affairs